THUNDER ENERGY TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

December 7, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated December 7, 2006.

Yours truly

Sheila Hearnden
Executive Assistant

File # 82-34957

THUNDER ENERGY TRUST

NEWS RELEASE

THY.UN

Thunder Energy Trust declares 12-cent distribution

Calgary, Alberta, December 7, 2006 - Thunder Energy Trust has declared a distribution of 12 cents per trust unit to be paid on January 15, 2007, in respect of December production, for unit holders of record on December 29, 2006. The ex distribution date is December 27, 2006.

Thunder Energy Trust is an oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.